                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                               Washington DC 20549


                                    FORM 11-K



                                   (Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934

                   For the plan year ended September 30, 2000

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934

   For the Transition Period from                      to
                                  --------------------   ----------------------

                         Commission File Number: 0-18786

    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         PICO HOLDINGS, INC. EMPLOYEES 401(k) RETIREMENT PLAN AND TRUST

    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               PICO HOLDINGS, INC.
                         875 PROSPECT STREET, SUITE 301
                           LA JOLLA, CALIFORNIA 92037



                      Index to Exhibits appears on Page 13
                               Page 1 of 14 pages

                              REQUIRED INFORMATION
                              --------------------



The following financial statements and schedules for PICO Holdings, Inc. Employees 401(k) Retirement Plan and Trust are being filed herewith:


Signature

Independent Auditors' Report

Financial Statements:

     Statements of Net Assets Available for Benefits, September 30, 2000 and 1999

     Statement of Changes in Net Assets Available for Benefits for the Year Ended September 30, 2000

     Notes to the Financial Statements

Supplemental Schedules:

     Schedule H Item 4i - Schedule of Assets Held for Investment Purposes, September 30, 2000

     Schedule H Item 4j - Schedule of Reportable Transactions for the Year Ended
September 30, 2000

Index to Exhibits

     Exhibit 1 - Consent of Independent Auditors






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                                    SIGNATURE
                                    ---------


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                        PICO HOLDINGS, INC. EMPLOYEES 401(k)
                                        RETIREMENT PLAN AND TRUST



                                        /s/ Maxim C.W. Webb
                                        ---------------------------------------
Date:  July 27, 2001                    Chief Financial Officer and Treasurer





















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INDEPENDENT AUDITORS' REPORT

PICO Holdings, Inc.
  Employees 401(k) Retirement Plan and Trust
  Columbus, Ohio:

We have audited the accompanying statements of net assets available for benefits of PICO Holdings, Inc. Employees 401(k) Retirement Plan and Trust (the "Plan") as of September 30, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended September 30, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2000 and 1999, and the changes in net assets available for benefits for the year ended September 30, 2000 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules identified in the index are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.





June 20, 2001


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PICO HOLDINGS, INC.
EMPLOYEES 401(k) RETIREMENT PLAN AND TRUST


STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED SEPTEMBER 30, 2000 AND 1999
-------------------------------------------------------------------------------

ASSETS                                          2000             1999

INVESTMENTS:
  Mutual funds                               $6,619,553       $6,468,597
  Participant loans                              22,946           25,350
                                             ----------       ----------

           Total investments                  6,642,499        6,493,947

RECEIVABLES:
  Employer's matching contributions              20,238            8,835
  Participants' contributions                    20,472           10,573
  Investment fund transfer                      242,902           19,409
  Profit sharing contributions                  466,034          543,658
                                             ----------       ----------

           Total receivables                    749,646          582,475
                                             ----------       ----------


NET ASSETS AVAILABLE FOR BENEFITS            $7,392,145       $7,076,422
                                             ==========       ==========


See notes to financial statements.







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


PICO HOLDINGS, INC.
EMPLOYEES 401(k) RETIREMENT PLAN AND TRUST


STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED SEPTEMBER 30, 2000
--------------------------------------------------------------------------------


ADDITIONS:
  Additions to net assets attributed to:
    Net depreciation in fair value of investments                          $   (36,317)
    Interest and dividends                                                     288,513
                                                                           -----------

           Total                                                               252,196

  Contributions:
    Participant                                                                623,839
    Employer                                                                   793,796
                                                                           -----------

           Total additions                                                   1,669,831

DEDUCTIONS:
  Deductions from net assets attributed to benefits paid to participants    (1,354,108)
                                                                           -----------

           Net increase                                                        315,723

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                          7,076,422
                                                                           -----------


  End of year                                                              $ 7,392,145
                                                                           ===========


See notes to financial statements.








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PICO HOLDINGS, INC.
EMPLOYEES 401(k) RETIREMENT PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2000 AND 1999
--------------------------------------------------------------------------------

1.    DESCRIPTION OF PLAN

      The following description of the PICO Holdings, Inc. Employees 401(k) Retirement Plan and Trust (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      GENERAL - The Plan is a defined contribution 401(k) profit sharing plan covering eligible employees, as defined in the Plan Agreement, of PICO Holdings, Inc. (the Plan Sponsor). The Plan was adopted to provide retirement benefits to employees of the Plan Sponsor. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and has been determined to be qualified for tax exempt status by the Internal Revenue Service (IRS). The Plan has been amended since receiving the IRS determination letter. However, the Plan Sponsor believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

      CONTRIBUTIONS - Each year, participants may contribute up to 5% of pretax annual compensation, as defined in the Plan, not to exceed $8,000 (based on Section 401(a) (17) compensation limit of $160,000 as indexed). The Plan Sponsor matches 100% of the elective deferral of base compensation that a participant contributes to the Plan. The Plan Sponsor's matching contribution does not begin until the first day of the quarter after an employee completes one year of service. Additional amounts which represent profit sharing, as defined in the Plan, may be contributed at the option of the Plan Sponsor's Board of Directors.

      PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contributions, employer matching contributions, earnings, and withdrawals, as applicable, and allocations of (a) the Plan Sponsor's discretionary profit sharing contributions and (b) Plan earnings, and debited with an allocation of administrative expenses. Allocations are based on participant compensation, as defined. Forfeited balances of terminated participants' nonvested accounts are used to first reinstate previously forfeited account balances of reemployed participants and any remainder will be used to reduce the Plan Sponsor's discretionary profit sharing contribution for the current or subsequent Plan year in which the forfeiture occurs.




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      VESTING - Participants are immediately vested in their contributions, the employer matching contributions, plus earnings thereon. Vesting in the Plan Sponsor's discretionary profit sharing contribution portion of their accounts plus actual earnings thereon is based on years of credited service in accordance with the following schedule:

                     YEARS OF SERVICE                  PERCENTAGE
                     Less than three                        0%
                         3                                 20%
                         4                                 40%
                         5                                 60%
                         6                                 80%
                       7 or more                          100%

      INVESTMENT OPTIONS - Effective June 1, 2000, upon enrollment in the Plan, a participant may direct 100% of elective deferrals, employer match and discretionary profit sharing amounts. A participant chooses from a number of different mutual fund options. In addition, participants are able to invest in the stock of PICO Holdings, Inc., the Plan Sponsor.

      LOANS TO PARTICIPANTS - Loans to participants are not permitted under the Plan. However, under Citation Insurance Group Salary Reduction Profit Sharing Plan (the "Citation Plan") which was approved to merge into the Plan effective December 31, 1997, participant loans were permitted to roll over.

      PAYMENT OF BENEFITS - Upon termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments. If the value of the participants' account is $5,000 or less, the Trustee shall distribute the entire vested account to the participant. Amounts payable to such participants at September 30, 2000 and 1999 were $61,595 and $142,498, respectively.

      PLAN TERMINATION - While the Plan Sponsor has not expressed any intent to discontinue the Plan or their contributions thereto, they have the right to do so at any time, subject to the provisions of ERISA. In the event of partial or total termination of the Plan, participants' account balances become fully vested and the disposition of the net assets must be made for the benefit of the participants or their beneficiaries.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF PRESENTATION - The accounting records of the Plan are maintained on the accrual basis. Purchases and sales of securities are recorded on the trade date. Interest income is recorded as earned and dividend income is recorded on the ex-dividend date.

      INVESTMENT VALUATION - Investments are valued as follows: Mutual funds, money market funds and PICO Holdings, Inc. common stock are valued at quoted market prices.

      ADMINISTRATIVE EXPENSES - The Plan's expenses are paid by the Plan
      Sponsor.

      USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and the changes in net assets during the



                                       8
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      reporting period and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      The Plan has adopted Statement of position 99-3, "Accounting for and Reporting of Certain Deferred Contribution Plan Investments and Other Disclosure Matters." Accordingly, the financial statements do not disclose by-fund information.

3.    INVESTMENTS

      The Plan's investments which exceeded 5% of net assets available for benefits as of September 30 consisted of the following:

                                                      2000              1999

Smith Barney Money Market Government Portfolio     $1,797,729
American Century Ultra Fund                           877,492         $ 783,945
Neuberger Focus Trust Fund                            662,668
PICO Stock Fund                                       651,362           544,041
Dreyfus Founders Discovery Fund                       566,382
Strong Government Securities                          517,538
Scudder International Fund                            443,836
Separate Account B - Profit Sharing                                     540,295
Separate Account B                                                      337,192
Separate Account A                                                      695,801
Guaranteed Fund - Profit Sharing                                      1,072,643
Guaranteed Fund                                                       1,256,821
American Century Select Fund                                            979,746



4.    RELATED PARTY TRANSACTIONS

      Plan investments include common stock of PICO Holdings, Inc. and Smith Barney Money Market Government Portfolio. PICO Holdings, Inc. is the Plan Sponsor and Salomon Smith Barney is the Plan Custodian and record keeper.


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5.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

      The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:


                                                             SEPTEMBER 30
                                                                 1999

Net assets available for benefits per
  the financial statements                                    $7,076,422
Contribution receivable                                          (10,443)
                                                              ----------

Net assets available for benefits per
  the Form 5500                                               $7,065,979
                                                              ==========




                                     ******





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PICO HOLDINGS, INC.
EMPLOYEES 401(k) RETIREMENT PLAN AND TRUST

SCHEDULE H ITEM 4i - SUPPLEMENTAL SCHEDULE OF ASSETS
HELD FOR INVESTMENT PURPOSES, SEPTEMBER 30, 2000
--------------------------------------------------------------------------------

                                                                          NUMBER                            FAIR
                                                                            OF                              MARKET
                          DESCRIPTION                                     SHARES            COST            VALUE

INVESTMENTS:
  Alleghany Montag & Caldwell Growth - N Share                              3,502        $ 111,537       $ 107,111
  American Century Ultra Fund                                              19,889          902,435         877,492
  Citi S&P 500 Index Funds                                                  6,716          102,630          99,123
  Dreyfus Founders Discovery                                               12,353          559,986         566,382
  Dreyfus Premier Core Value                                                2,882           89,770          91,338
  PICO Stock Fund                                                          50,953          591,453         650,895
  Huntington Treasury Market Fund IV                                          467              467             467
  Gabelli Growth Fund                                                       2,838          141,997         133,056
  Loomis Sayles Bond Fund                                                     702            8,146           8,087
  Mercury HW International Value                                            1,017           27,874          26,287
  Neuberger Berman Focus Trust                                             19,670          653,083         662,669
  Pilgrim GNMA Income Fund                                                  6,696           55,087          55,375
  Pilgrim Emerging Countries Fund Class A                                  13,206          142,945         127,961
  Royce Premier Fund                                                       33,600          354,294         364,891
  Scudder International Fund                                                8,202          474,911         443,836
  Smith Barney Money Market - Government Portfolio                      1,797,729        1,797,729       1,797,729
  Strong Government Securities                                             50,295          515,655         517,538
  Warburg Pincus Global Fixed Income Fund                                   9,217           90,413          89,316
Participant loans - 9.25% to 9.75%, maturing
  January 16, 2001 to December 31, 2025                                                     22,946          22,946
                                                                                       -----------     -----------


TOTAL                                                                                  $ 6,643,358     $ 6,642,499
                                                                                       ===========     ===========










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PICO HOLDINGS, INC.
EMPLOYEES 401(k) RETIREMENT PLAN AND TRUST

SCHEDULE H ITEM 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
SEPTEMBER 30, 2000
--------------------------------------------------------------------------------

                                                             PURCHASES/                    COST OF      NET GAIN
                                                            TRANSFERS IN      SALES        ASSETS        (LOSS)

IN SERIES (including individual transactions) -
  Guaranteed Fund                                            $ 559,458      $ 2,888,922   $ 2,888,922     $


INDIVIDUAL:
  There were no individual transactions which exceeded 5% of Net Assets Available for Benefits.






















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                               PICO HOLDINGS, INC.
                    EMPLOYEES 401(k) RETIREMENT PLAN & TRUST
                           ANNUAL REPORT ON FORM 11-K


                     FOR PLAN YEAR ENDED SEPTEMBER 30, 2000



                              INDEX TO THE EXHIBITS
                              ---------------------


  EXHIBIT NUMBER        DESCRIPTION
  --------------        ----------

         1              Consent of Deloitte & Touche LLP, Independent Auditors



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